UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

REPUBLIC AIRWAYS HOLDINGS INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
760276105
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	760276105

1	NAMES OF REPORTING PERSONS
	Royal Capital Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
**SEE ITEM 4(b).

CUSIP No.	760276105

1	NAMES OF REPORTING PERSONS
	Robert W. Medway

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

CUSIP No.	760276105

1	NAMES OF REPORTING PERSONS
	Yale M. Fergang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S. Citizen

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
**SEE ITEM 4(b).

CUSIP No.	760276105
SCHEDULE 13G/A
This Amendment No. 3 to Schedule 13G (the “Schedule 13G”) is being filed on behalf of Royal Capital Management, L.L.C. (“Royal Management”), a Delaware limited liability company, Mr. Robert W. Medway and Mr. Yale M. Fergang, the principals of Royal Management, relating to shares of common stock (“Common Stock”) of Republic Airways Holdings Inc., a Delaware corporation (the “Issuer”).
This Schedule 13G relates to Common Stock of the Issuer purchased by Royal Management for the accounts of (i) Royal Capital Value Fund, L.P., a Delaware limited partnership (“Royal Fund”), (ii) Royal Capital Value Fund (QP), L.P., a Delaware limited partnership (“Royal Qualified”), (iii) Royal Capital Long Alpha Fund (QP), L.P., a Delaware limited partnership (“Royal Alpha Fund”), (iv) RoyalCap Master Fund, L.P., a Cayman Islands exempted limited partnership (“Royal Master”); (v) RoyalCap Long Alpha Master Fund, L.P., a Cayman Islands exempted limited partnership (“Royal Alpha Master”); and (vi) a separately managed account (the “Account”). Royal Management acts as investment manager to Royal Fund, Royal Qualified, Royal Alpha Fund, Royal Master, Royal Alpha Master and the Account. Messrs. Medway and Fergang are the principals of Royal Management.

Item 1(a)	Name of Issuer.
Republic Airways Holdings Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.
8909 Purdue Road, Suite 300
Indianapolis, Indiana 46268

Item 2(a)	Name of Person Filing.
Royal Capital Management, L.L.C., Messrs. Robert W. Medway and Yale M. Fergang.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
623 Fifth Avenue, 24th Floor
New York, New York 10022

Item 2(c)	Citizenship or Place of Organization.
Royal Management is a limited liability company organized under the laws of the State of Delaware. Robert W. Medway and Yale M. Fergang are the principals of Royal Management and are United States citizens.

CUSIP No.	760276105

Item 2(d)	Title of Class of Securities.
Common Stock, par value $0.001 per share.

Item 2(e)	CUSIP Number.
760276105

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.
(a)	Royal Management and Messrs. Medway and Fergang are the beneficial owners of 0 shares of Common Stock.
(b)	Royal Management and Messrs. Medway and Fergang are the beneficial owners of 0% of the outstanding shares of Common Stock.
(c)
Royal Management and Messrs. Medway and Fergang have the sole power to vote and dispose of 0 shares of Common Stock. As the principals of Royal Management, Messrs. Yale and Fergang may direct the vote and disposition of 0 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof Royal Management and Messrs. Medway and Fergang have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☑.

CUSIP No.	760276105

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.

Item 8	Identification and Classification of Members of the Group.
Inapplicable.

Item 9	Notice of Dissolution of Group.
Inapplicable.

Item 10	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	760276105
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2010

ROYAL CAPITAL MANAGEMENT, L.L.C.
By:	/s/ Yale M. Fergang
	Name:	Yale M. Fergang
	Title:	Managing Member

/s/ Robert W. Medway
ROBERT W. MEDWAY

/s/ Yale M. Fergang
YALE M. FERGANG